FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 06, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date:April 06, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Notice to Holders of American Depositary Receipts

Pursuant to Section 4.16(a) of the Amended and Restated Deposit Agreement dated September 29, 2000 and as amended on November 27, 2006 among Advanced Semiconductor Engineering, Inc. (“ASE” or “Company”), Citibank, N.A., as depositary (“Depositary”), and all holders and beneficial owners of American Depositary Receipts (“ADRs”) issued and outstanding thereunder (the “Deposit Agreement”), ASE hereby informs ADR holders that the submission period for the submission of shareholder proposals pursuant to the ROC Company Law in connection with the Company’s 2017 annual general shareholders’ meeting will begin on April 25, 2017 and end on May 4, 2017 (“Submission Period”). Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by ADR holders must be received by the Depositary at least two business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 25, 2017 and May 2, 2017. The 2017 annual general shareholders’ meeting will be held on June 28, 2017 and the ADR record date in connection with this meeting will be April 30, 2017. Due to April 30, 2017 being a non-business day, the record date for ADR holders in connection with the Company’s 2017 annual general shareholders’ meeting has been changed to April 28, 2017. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).